SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )
                                             ---

                              NATHAN'S FAMOUS, INC
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    632347100
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                                 (CUSIP Number)

                               Nancy D. Lieberman
                   Kramer, Coleman, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                  (516)822-4820
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   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)

                                 March 11, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               (Page 1 of 4 pages)

                                  SCHEDULE 13D

                      CUSIP No. 632347100 Page 2 of 4 Pages
                                ----------    ---  ---

---------- --------------------------------------------------------------------
1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                          Howard M. Lorber
---------- --------------------------------------------------------------------
2          Check the Appropriate Box if a Member of a Group*              (a)
                                                                             ---

                                                                          (b) X
                                                                             ---
---------- --------------------------------------------------------------------
3          SEC Use Only
---------- --------------------------------------------------------------------
4          Source of Funds
                        N/A
---------- --------------------------------------------------------------------
5          Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)
                                                                             ---
---------- --------------------------------------------------------------------
6          Citizenship or Place of Organization
                        USA
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 Number of Shares      7       Sole Voting Power
                               436,032
------------------- ------- ---------------------------------------------------
 Beneficially          8       Shared Voting Power
                               0
------------------- ------- ---------------------------------------------------
 Owned by Each
   Reporting           9       Sole Dispositive Power
                               396,032
------------------- ------- ---------------------------------------------------
    Person            10       Shared Dispositive Power
     With                      0
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11         Aggregate Amount Beneficially Owned by Each Reporting Person
                        1,001,032
---------- --------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*
                                                                            ---
---------- --------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                        16.6%
---------- --------------------------------------------------------------------
14         Type of Reporting Person*
                        IN
---------- --------------------------------------------------------------------

Item 1:  Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997, (the "Initial Filing") as amended on each of July 8, 1999, July 23, 1999, June 21, 2000 and February 3, 2005 with regard to the shares of Common Stock, par value $.001 per share (the "Shares") of Nathan's Famous, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

     This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition by the undersigned of beneficial ownership of additional Shares.

Item 3:  Source and Amount of Funds or Other Consideration.

Item 4:  Purpose of the Transaction.

Mr. Lorber exercised a stock option to purchase 100,000 shares of common stock at an exercise price of $4.375 per share (the "Option"). Pursuant to the terms of the Issuer's 1992 Stock Option Plan, under which the Option was granted, Mr. Lorber delivered 55, 380 "mature shares" previously owned by him in payment of the Option exercise price.

Mr. Lorber has no present plans or proposals which would result in a change in the present Board or management of the Issuer. Mr. Lorber has no present plans which would result in a material change in the Issuer's business or corporate structure.

Item 5:  Interest in Securities of the Issuer.

(a) As of the close of business on March 11, 2005, Mr. Lorber beneficially owns 1,001,032 Shares which includes (a) all of the 50,000 restricted shares owned by him; (b) options and warrants exercisable within 60 days to purchase an aggregate 565,000 Shares and (c) 75,000 Shares owned by the Howard M. Lorber
Irrevocable Trust ("Trust"), as to which Mr. Lorber disclaims beneficial ownership.

(b) Mr. Lorber has sole power to dispose or direct the disposition of 396,032 Shares beneficially owned directly by him, which amount does not include 40,000 restricted Shares beneficially owned by him the rights to which have not yet vested and the 75,000 shares owned by the Trust. Mr. Lorber has sole power to vote or direct the vote of the 436,032 Shares beneficially owned directly by him, including the 50,000 restricted Shares issued to him in consideration of the execution of the new employment contract with the Issuer.

Mr. Lorber does not have the power to dispose or direct the disposition of the 75,000 Shares beneficially owned by the Trust or to vote or direct the vote of such Shares.

(c) During the past 60 days, (i) Mr. Lorber acquired 44,620 Shares from the Issuer upon the exercise of the Option for 100,000 Shares, for which he delivered 55,380 shares of common stock in payment of the Option exercise price and (ii) 50,000 restricted shares issued to him in consideration of the execution of a new employment contract with the issuer.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


March 14, 2005
----------------------------------------
Date

/s/ Howard M. Lorber
-----------------------------------------
Signature

Howard M. Lorber   Chairman & CEO
-----------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

















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